SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 65)

Media General, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $5 Per Share
(Title of Class of Securities)

                                                                                                                                                        584404107______
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________April 15, 2008______________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,663,800 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,663,800 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,663,800 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 7.46%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,193,267 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,328,167 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,328,167 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 14.92%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli International Limited I.D. No. Foreign Corporation
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization British Virgin Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 380 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 380 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 380 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) None
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) None
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) None
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 65 to Schedule 13D on the Class A Common Stock of Media General, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on February 29, 1989.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, and LICT.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, The Gabelli SRI Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
Teton Advisors, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the President, a Trustee and the
Investment Manager of the Foundation.
 LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  LICT actively pursues new business ventures and acquisitions.  LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.  Mario J. Gabelli is a director, and substantial shareholder of LICT.
Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL.  GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.  GBL is also the majority stockholder of GSI and the largest shareholder of Teton Advisors.  Gabelli & Company is a wholly-owned subsidiary of GSI.
The Reporting Persons do not admit that they constitute a group.
GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $2,357,357 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO used approximately $2,357,357 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.

Item 4.                                Purpose of Transaction

Item 4 to Schedule 13D is amended, in pertinent part, as follows:
On April 15, 2008, GAMCO sent a letter to the Issuer indicating support for Harbinger's slate of directors at the Issuer's upcoming annual meeting of shareholders. A copy of the letter is attached hereto as Exhibit A.

Item 5.                                Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 4,994,347 shares, representing 22.39% of the 22,301,980 shares outstanding.   This latter number is arrived at by adding the number of shares reported as being outstanding in the Issuer’s most recently filed Form 10-K for the fiscal year ended December 31, 2007 (22,301,600) to the number of shares which would be receivable by GIL if it were to actually convert all of the Issuer’s Class B shares held by it (380 shares) into the Class A Common Stock of the Issuer.  The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common	Shares of Common Stock, Converted	% of Class Converted
Gabelli Funds	1,663,800	7.46%	1,663,800	7.46%
GAMCO	3,328,167	14.92%	3,328,167	14.92%
GIL	0	0.00%	380	0.00%
GSI	2,000	0.01%	2,000	0.01%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 134,900 of the reported shares, (ii) with respect to the 110,000 shares of Common Stock owned by the Gabelli Small Cap Growth Fund, the 13,000 shares held by the Gabelli Capital Asset Fund, the 320,000 shares held by the Gabelli Equity Trust, the 364,000 shares held by the Gabelli Asset Fund, the 848,000 shares held by the Gabelli Value Fund, and the 8,800 shares held by the Gabelli Global Multimedia Trust, the proxy voting committee of each such Fund has taken and exercises in its sole discretion the entire voting power with respect to the shares held by such Funds, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Item 7.                                Material to be Filed as an Exhibit

The following Exhibit A is attached hereto.

Exhibit A: Letter from GAMCO to the Issuer dated April 15, 2008.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      April 15, 2008

GGCP, INC.
MARIO J. GABELLI
    GABELLI SECURITIES, INC.
    MJG ASSOCIATES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

             GABELLI FUNDS, LLC

By:/s/ Bruce N. Alpert
     Bruce N. Alpert
     Chief Operating Officer  - Gabelli Funds, LLC

  GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                     President & Chief Operating Officer – GAMCO Investors, Inc.
                                                                                                     President – GAMCO Asset Management Inc.

Schedule I
                                                        Information with Respect to Executive
                                                     Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant

Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of LICT Corporation.

Marc J. Gabelli	Chairman of LGL Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc.

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli John D. Gabelli	See above Senior Vice President

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Diane LaPointe Kieran Caterina	President and Chief Operating Officer Senior Vice President Acting Co-Chief Financial Officer Acting Co-Chief Financial Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson John Piontkowski Chistopher J. Michailoff	President Chief Operating Officer & Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson	See above See above
Officers:
Bruce N. Alpert	President

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Kieran Caterina	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	See Above
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	Chairman & Interim President
Bruce N. Alpert	Vice President - Mutual Funds

LICT Corporation 401 Theodore Fremd Avenue Rye, NY 10580
Directors:
Mario J. Gabelli	See above - GGCP, Inc.
Glenn Angelillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604
Officers:
Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel

 Exhibit A.

April 15, 2008

Mr. Marshall N. Morton
President and Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, VA 23219

Dear Marshall:

I appreciated the opportunity to chat with Stewart as well as Chuck and Walter.

The question remains as to whether with three new directors will that create creative tension or destructive tension? Our conclusion is that it is hard to know in advance.

In light of the ownership position of Harbinger, the need to launch a zero based budgeting approach to your decision making process and the clear lack of explanation as to the thought process behind the ill fated and ill timed NBC acquisition, particularly since our firm’s observation that the company should not make any acquisitions and reduce debt to maintain financial flexibility, was ignored. These factors tilt our decision to vote at the annual meeting for the Harbinger slate. This decision will be reviewed on an ongoing basis for future elections.

       Should you enlarge the Board to maintain the current directors, GAMCO will respectfully request an opportunity to suggest candidates that share capital allocation.

               With best regard, I am

Sincerely,

Mario J. Gabelli

MJG:dm

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-MEDIA GENERAL CL A

GAMCO ASSET MANAGEMENT INC.
4/14/08 400 14.8700
4/14/08 200 14.6500
4/14/08 4,700 14.4617
4/14/08 3,000 14.7400
4/11/08 10,000- 14.7491
4/10/08 2,300- 14.6713
4/09/08 400 15.0500
4/09/08 500 15.0800
4/09/08 5,000- 14.5176
4/09/08 800- 15.1000
4/08/08 3,000 14.9367
4/07/08 1,800 15.1628
4/07/08 500 15.1724
4/07/08 4,000 15.2500
4/07/08 300 15.3200
4/07/08 5,000 15.1150
4/07/08 5,000- 15.2554
4/07/08 1,400- 15.2500
4/07/08 300- 15.2300
4/07/08 500- 15.2180
4/07/08 700 15.2500
4/04/08 11,300 15.1131
4/04/08 5,000 15.1594
4/03/08 2,000- 15.2985
4/03/08 11,400 15.2654
4/03/08 3,000 15.3637
4/02/08 2,100 15.7909
4/02/08 5,000- 15.7500
4/01/08 *DO
4/01/08 500- 15.7740
3/28/08 1,000 14.0720
3/27/08 200 14.6360
3/27/08 3,500 14.3234
3/27/08 5,000 14.2986
3/27/08 1,000 14.2780
3/27/08 500- CXLDI
3/26/08 200 14.4280
3/26/08 1,000- 14.5640
3/26/08 2,500 14.5876
3/25/08 7,500 14.4153
3/25/08 1,000 14.1910
3/25/08 2,000 14.1520
3/25/08 7,000 14.6316
3/24/08 8,000 14.7724
3/24/08 3,000 14.6940
3/24/08 1,000 14.3460
3/24/08 500 14.2660
3/24/08 14,100 14.2445
3/24/08 9,000 14.2188
3/24/08 3,000- 14.1813
3/24/08 500- 14.1640
3/20/08 300 15.6267
3/19/08 500- 15.8500
3/19/08 1,600- 15.6668
3/18/08 4,300- 14.8216
3/14/08 2,000- 14.8790
3/14/08 800 15.4500
3/13/08 1,300- 15.2708
3/12/08 800 15.7288
3/12/08 500 15.5800
3/11/08 500 14.9200
3/11/08 500- 14.8140
3/10/08 1,000 15.0000
3/07/08 1,000 15.0671
3/06/08 900- 15.5944
3/06/08 3,000 15.5850
3/06/08 1,500 15.2760
3/05/08 1,000 15.9220
3/05/08 1,000 15.8560
3/05/08 5,000 15.8500
3/05/08 1,000 15.8000
3/05/08 3,000- 15.7022
3/04/08 3,700 15.5632
3/04/08 500- 15.6780
3/03/08 300- 15.7467
3/03/08 5,200 15.8096
3/03/08 1,500 15.8033
3/03/08 300 15.6900
3/03/08 300 15.5600
2/29/08 5,000 15.9020
2/29/08 7,000 15.9143
2/28/08 1,200- 16.7450
2/28/08 2,000 16.6600
2/27/08 3,000- 17.6323
2/27/08 5,000 17.9843
2/27/08 2,500 17.8380
2/27/08 500 17.1500
2/26/08 1,000 18.6050
2/26/08 8,200 18.8185
2/25/08 2,000 18.3997
2/25/08 5,300 18.2166
2/25/08 200- 18.2900
2/25/08 600- 18.4467
2/22/08 500- 19.0140
2/21/08 600 19.5800
2/21/08 1,000- 19.5860
2/21/08 1,000 19.6500
2/21/08 5,000 19.5870
2/21/08 2,000- 19.6265
2/20/08 2,000 19.5000
2/20/08 3,000 19.4383
2/20/08 300 19.4200
2/20/08 1,000 19.4099
2/20/08 1,000 19.3798
2/19/08 2,000- 19.1485
2/19/08 700 19.1043
2/19/08 300 19.1633
2/15/08 500- 18.3800
2/15/08 2,000- 18.2820
GABELLI FUNDS, LLC.
GABELLI VALUE FUND
4/10/08 2,500- 14.6432
2/25/08 3,000- 18.1917
GABELLI CAPITAL ASSET FUND
3/04/08 2,000 15.6905

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.